Exhibit 99.1

FUSION FUEL GREEN PLC

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE

SIX MONTHS PERIOD ENDED JUNE 30, 2025

F-1

Condensed consolidated Statement of Financial Position (Unaudited)

		As at
	Note	30 June 2025	31 December 2024 (Audited)
		€’000	€’000
Non-current assets
Property, plant and equipment	9	323	307
Goodwill	10	18,990	18,990
Related Party Receivables	11	1,810	1,827
Total non current assets		21,123	21,124

Current assets
Prepayments and other receivables	12	3,340	3,064
Inventory	13	800	1,130
Deposits	14	718	748
Income accruals		(5)	-
Cash and cash equivalents		343	214
Other Current Assets	15	1,699	1,846
Total current assets		6,895	7,002

Total assets		28,018	28,126

Non-current liabilities
Lease liability		178	155
Other payables	16	2,944	4,260
Total non-current liabilities		3,122	4,415

Current liabilities
Trade and other payables	17	10,132	9,133
Provisions	18	1,827	742
Cost accruals		702	499
Derivative financial instruments	19	2,193	636
Loans and borrowings	20	1,925	2,002
Total current liabilities		16,779	13,012

Net Assets		8,117	10,699

Equity
Share capital - preferred		-	-
Share capital		3	3
Share premium		242,825	242,255
Share based payments reserve		7,519	6,939
Convertible note reserve		27	29
Retained earnings		(240,048)	(236,436)
Noncontrolling interest		(2,209)	(2,091)
Total equity		8,117	10,699

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

Condensed consolidated Statement of Profit and Loss and other Comprehensive Income (Unaudited)

		For the six months ended June
	Note	2025	2024
		€’000	€’000
Revenue	4	6,931	-
Cost of sales	5	(4,864)	197
Gross profit (loss)		2,067	197

Operating expenses
Other income		1
Administration expenses	6	(4,486)	(7,015)
Share-based payment (expense)/ credit	7	(438)	(1,045)
Operating loss		(2,856)	(7,863)

Net finance income
Finance income		72	(71)
Interest payable and similar expense		(23)	29
Finance costs		-	(320)
Derivative financial instruments at FVTPL	19	44	309
Net finance income/ (costs)		93	(53)

Share of losses of equity-accounted investees		-

(Loss) / profit before tax		(2,763)	(7,916)

Income tax expense		(76)	(32)

Total comprehensive (loss) / income for the year		(2,839)	(7,948)

Less: net (income) / loss attributable to non controlling interest		490	-

Net income / (loss) attributable to HTOO stockholders		(2,349)	(7,948)

Basic (loss)/ earnings per share		(0.10)	(0.47)

Diluted (loss)/ earnings per share		(0.10)	(0.47)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

Condensed consolidated statement of Changes in Equity (Unaudited)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

	Number of shares outstanding		Share capital		Share premium	Minority Interest	Share based payments reserve	Convertible note reserve	Retained earnings	Total
	Common	Preferred	Common	Preferred
	#	#	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000

Balance at 1 January 2024	14,919,017	-	2	-	220,157	-	5,365	-	(222,793)	2,731
Gain / (loss) during the year	-	-	-	-	-	54	-	-	(13,786)	(13,731)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-
Total comprehensive income for the year	-	-	-	-	-	54	-	-	(13,786)	(13,731)
Issue of Share Capital:										-
Equity incentive plan	107,500	-	0	-	615	-	-	-	-	615
ATM - share sales	2,345,452	-	1	-	5,941	-	-	-	-	5,942
Macquarie convertible note	1,732,430	-	0	-	916	-	-	-	-	916
Share issuance at QIND merger	3,818,969	4,171,327	0	0	14,626	-	-	-	-	14,626
Share Based Payments:
Share Based Payments	-	-	-	-	-	-	(615)	-	-	(615)
Equity Settled share based compensation	-	-	-	-	-	-	2,189	-	-	2,189
Minority Interest:
Minority interest - Initial recognition	-	-	-	-	-	(2,145)	-	-	142	(2,003)
Other reserves:
Convertible note reserve	-	-	-	-	-	-	-	29	-	29
Balance at 31 December 2024	22,923,368	4,171,327	3	0	242,255	(2,091)	6,939	29	(236,436)	10,699
Balance at 1 January 2025	22,923,368	4,171,327	3	0	242,255	(2,091)	6,939	29	(236,436)	10,699
2024 Adjustments to RE	-	-	-	-	-	-	-	-	(1,263)	(1,263)
Gain / (loss) during the year	-	-	-	-	-	(490)	-	-	(2,349)	(2,839)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-
Total comprehensive income for the year	-	-	-	-	-	(490)	-	-	(3,612)	(4,102)
Issue of Share Capital:										-
Equity incentive plan	-	-	-	-	-	-	-	-	-	-
ATM - share sales	1,875,692	-	-	-	402	-	-	-	-	402
Macquarie convertible note	834,690	-	-	-	168	-	-	-	-	168
Keystone commitment shares	486,117	-	-	-	-	-	-	-	-	-
Share Based Payments:
Share Based Payments	-	-	-	-	-	-	579	-	-	579
Equity Settled share based compensation	-	-	-	-	-	-	-	-	-	-
Minority Interest:
Minority interest - remeasurement	-	-	-	-	-	372	-	-	-	372
Other reserves:
Convertible note reserve	-	-	-	-	-	-	-	(2)	-	(2)
Balance at 30 June 2025	26,119,867	4,171,327	3	0	242,825	(2,209)	7,519	27	(240,048)	8,117

F-4

Condensed consolidated statements of Cash Flows (Unaudited)

	For the six months ended June 30,
	2025	2024
	€’000	€’000
Cash flows from operating activities
Net (loss)/ profit for the year	(2,839)	(7,948)
Adjusted for:
Equity settled share-based compensation	438	1,045
Fair value movement in warrants	(44)	(309)
Depreciation and amortization	85	1,534
Net finance income	(72)	42
Impairment of inventory	-	(272)
Loss/(gain) on sale of property, plant and equipment	(1)	-
Corporate Income Tax Expense	76	-
Discount on convertible Notes	83	-
	(2,274)	(5,908)
Changes in working capital:
(Increase)/decrease in receivables	(705)	1,203
(Increase)/decrease in inventories	240	(1,645)
Increase/(decrease) in payables and accruals	1,141	(2,073)
Interest and similar expenses - paid	(8)	(289)
Taxes received	-	784
Net cash used by operating activities	(1,606)	(7,928)
Cash flows from investing activities
Purchase of property, plant and equipment	(17)	(8)
Proceeds from sale of assets	-	440
Development expenditure	-	(111)
Payments to subsidiaries shareholders	(170)
Receipt of government grants	-	472
Net cash provided by investing activities	(187)	793
Cash flows from financing activities
Proceeds from issuance of shares	253	5,942
Convertible note conversions / repayments	(51)
Payments to subsidiaries	(159)
Payment of lease liabilities	(28)	(691)
Proceeds from loans and borrowings	1,914	1,186
Net cash provided by financing activities	1,929	6,437
Net (decrease)/increase in cash and cash equivalents	136	(698)
Cash and cash equivalents at beginning of year	214	1,147
Effects of movements in exchange rates on cash held	(7)	(38)
Cash and cash equivalents at end of year	343	411
Add restricted cash	-
Cash and cash equivalents at end of year including restricted cash	343	411

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

Notes forming part of the unaudited condensed consolidated financial statements.

1. Business activity

Fusion Fuel Green plc (the “Parent” or “Company”) was incorporated in Ireland on April 3, 2020. The Company and its subsidiaries are collectively referred to as the “Group”. The registered office of the Company is 9 Pembroke Street Upper Dublin 2, D02 YX28, Ireland.

The Company manages a portfolio of diversified energy companies, with main activities in gas supply and hydrogen engineering services, delivered through its subsidiaries. Operations are centered on Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas” or “ASG”) in the UAE, which provides end-to-end LPG solutions including consulting, design, supply, installation, operation, and maintenance of central gas systems, as well as the transportation and supply of LPG in both cylinder and bulk formats. Core customers include commercial buildings, mixed-use residential developments, shopping centers and food courts, industrial facilities, labor accommodations, catering units, and commercial kitchens. Activities span project management, preventive maintenance, metering and monitoring, leak detection and other safety systems, supported by the required local certifications and a substantial distribution footprint.

Prior to year-end 2024, the Company operated a green-hydrogen technology and project business centered on its miniaturized PEM electrolyzer (HEVO), commercialized as HEVO-Solar and HEVO-Chain. Due to capital constraints, these operations were discontinued during 2024, and Fusion Fuel Portugal, the Company’s primary operating business, filed for insolvency on 11 November 2024; legacy manufacturing and R&D activities have ceased and are being wound down through liquidation, a process that expected to be finalised in 2026.

In 2025 the Company established Bright Hydrogen Solutions Limited (“BrightHy”) to leverage accumulated know-how via a capital-light services model, providing advisory, engineering, equipment sourcing, EPC oversight, and O&M support for third-party hydrogen projects. BrightHy offers end-to-end, project-specific support from feasibility through operations, integrating electrolyzers, balance-of-system/plant, storage, fuel cells and supply infrastructure. BrightHy does not continue the operations or use the assets of the insolvent legacy entities; it repurposes expertise to support external projects.

Business activity changed significantly during 2024 as the former hydrogen manufacturing business was wound down and the Company pivoted to LPG distribution and engineered gas systems following the 26 November 2024 acquisition of a majority stake in Quality Industrial Corp. (“QIND”), the majority owner of Al Shola Gas. Today, the Company’s primary emphasis is LPG, a resilient, cash-generative platform via Al Shola Gas, while continuing to drive innovation in the renewable energy sector through BrightHy’s service-led green-hydrogen offering. Looking ahead, the Company intends to build a diversified energy services platform and is focusing on growth through strategic acquisitions alongside organic expansion.

The Company has a well-established risk management process which is managed through its management team, finance committee and board of directors. The key risks are evaluated throughout the period with key business leaders tasked to manage each risk as required. These risks are assessed through a risk matrix which evaluates each risk’s impact and likelihood.

Company history

The 2020 Merger

On June 6, 2020, the Company entered into a business combination agreement with HL Acquisitions Corp. (“HL”) and Fusion Welcome – Fuel S.A. (“Fusion Fuel”), which was amended and finalized on August 19, 2020 and consummated on December 10, 2020 (the “acquisition date”). The shareholders of HL and Fusion Fuel exchanged their interests for new ordinary shares of the Company, with Fusion Fuel considered the accounting acquirer and predecessor entity. Because HL was not considered a business, the transaction was accounted for as a reverse recapitalisation under which Fusion Fuel issued shares in exchange for HL’s net assets - principally cash of approximately $54 million (approximately €44.4 million) - and its listed status; the excess over the identifiable net assets was recognised as a listing expense under IFRS 2. In connection with the transaction the Company issued ordinary shares and warrants, and immediately following the acquisition date completed a private placement of 2,450,000 Class A ordinary shares at $10.25 per share for gross proceeds of approximately $25.1 million (approximately €20.7 million). The Company’s Class A ordinary shares and warrants trade on the NASDAQ Global Market under the symbols HTOO and HTOOW, respectively.

F-6

The Earn-Out

Pursuant to the business combination agreement, certain former Fusion Fuel shareholders who became service providers were eligible to receive up to 1,137,000 Class A ordinary shares and 1,137,000 warrants contingent upon the execution and performance of identified hydrogen purchase agreements by June 30, 2022. These were accounted for as equity-settled share-based payment awards under IFRS 2. No conditions were met and the earn-out expired on June 30, 2022.

Group expansion

During 2021, the Group expanded its footprint by entering into a joint venture in Spain to source, promote and develop projects in the green hydrogen sector and by establishing entities in Australia and the United States. In December 2024, as part of a strategic realignment, the Company completed the sale of its remaining interest in the Spanish joint venture.

Legacy Portuguese hydrogen entity (2021–2024)

From 2021 through 2024, the Company’s legacy hydrogen business, spearheaded by its primary operating subsidiary, Fusion Fuel Portugal, S.A., (“Fusion Fuel Portugal”, together with its subsidiaries, the “Legacy Hydrogen Entities”) concentrated on developing and commercializing its miniaturized PEM electrolyzer - the HEVO. Initially offered as HEVO-Solar with CPV modules, the product transitioned in 2023 to the modular HEVO-Chain platform, engineered for scalability, a smaller footprint, simpler installation/licensing, and operation on any electrical supply.

Revenue from electrolyzer system sales commenced in 2023 as the offering shifted to focus solely on HEVO-Chain for new client proposals. By year-end 2023, the Company had been contracted to supply its technology for projects within the range of 300 kW to 1.25 MW of electrolyzer capacity and to provide engineering and procurement services ranging from designs/specifications to balance-of-plant and turnkey delivery, generally contingent on government support or grant awards. In 2024, owing to insufficient funding, including the failure of a key investor to fulfill their subscription agreement (see below), the company ceased operations and Fusion Fuel Portugal entered into insolvency proceedings.

Hydrogenial Subscription Agreement

In August 2024, the Company signed a $33.5 million subscription agreement with Hydrogenial S.A. for new shares and warrants. The investor failed to fund by the agreed deadlines, and in November 2024 the Group filed a €27 million damages claim in Portugal. Discussions on funding obligations remain ongoing.

Insolvency of Fusion Fuel Portugal

In November 2024, Fusion Fuel Portugal entered insolvency proceedings in Portugal. As a result, the Group lost control over Fusion Fuel Portugal and its wholly owned subsidiaries, which were deconsolidated from the Group. Under Portuguese law, the Group, as a foreign parent, is not responsible for liabilities or claims arising after the commencement of the insolvency proceedings.

Acquisition of Quality Industrial Corp.

In November 2024, the Company acquired a 69.36% interest in QIND, a Nevada-based acquisition platform focused on the industrial, oil & gas, and utilities sectors. The transaction involved the issuance of ordinary and preferred shares, with the latter convertible into additional Class A shares upon shareholder and Nasdaq approval. At such point, the Convertible Shares will convert and QIND will become a wholly owned subsidiary of Parent.

F-7

Mid-year 2025 Developments

The following major developments occurred during the reporting period:

Capital and liquidity

On 13 January 2025, the Company issued senior convertible notes with an aggregate original principal of US$1.281 million and granted 2,292,040 warrants to purchase Class A ordinary shares; on the same date it established a Committed Equity Facility permitting, at the Company’s discretion and subject to customary conditions, primary issuances of up to US$25 million of Class A shares over time. There has been no drawdown of this facility to date.

On 3 March 2025, the Company completed a further placement of senior convertible notes with an aggregate original principal of US$1.3 million, together with 2,864,397 additional warrants.

On 16 May 2025, the Company launched an at-the-market (“ATM”) equity offering program with H.C. Wainwright; the program carried stated capacity of approximately US$2.064 million, and by 22 July 2025 the Company had issued shares up to that capacity (gross proceeds of US$2.063,999). Shelf capacity was extended in July following the company filing an updated prospectus (see subsequent events for more information).

Nasdaq Compliance

On 31 January 2025, the Company transferred its listing from the Nasdaq Global Market to the Nasdaq Capital Market and was granted an additional 180 days, to 28 July 2025, to regain compliance with the US$1.00 minimum bid price requirement.

At the Annual General Meeting, shareholders approved all proposals, including the authority to implement a reverse share split and increase authorized share capital - measures aimed at restoring compliance with Nasdaq’s listing requirements. The reverse split would take affect after the reporting period (see subsequent events).

Acquisition Plans

On 9 April 2025, the Company signed a non-binding letter of intent (LOI) to acquire 100% of the share capital of a privately held UK-based fuel distribution company (the “Target”) for total consideration of approximately £50 million (approximately €57 million). The Target generated approximately £42 million revenue and £6.8 million net income in the financial year ending April 2025. The transaction remains subject to due diligence, definitive agreement execution, and regulatory approvals. This LOI has since been formalized into heads of terms for the proposed acquisition. The heads of terms reiterated the transaction structure, highlighted the financial performance metrics of the Target, and confirmed that the definitive agreements would include customary shareholder, regulatory, and contractual provisions.

Operating developments

On 17 February 2025, the Company incorporated BrightHy in Ireland as a wholly owned subsidiary to provide a platform for a hydrogen solutions business encompassing engineering advisory, equipment sourcing, and project oversight services.

2. Basis of preparation and significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (“IFRS”) as adopted by the EU (“IFRS as adopted by the EU”), which are effective for the year ended and as at December 31, 2024. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) (“IFRS as issued by the IASB”).

These consolidated financial statements are presented in Euro, the functional and presentation currency of the Company. All financial information presented has been rounded to the nearest thousand, unless otherwise stated.

The consolidated financial statements have been prepared on the historical cost basis except for derivatives which have been measured at fair value and share-based payments which have been measured at grant date fair value.

F-8

Basis of consolidation

Subsidiaries

The Group financial statements consolidate the financial statements of the Company and its subsidiaries up to December 31, 2024. A parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interest (“NCI”) and other components of equity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Interests in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in a joint venture.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. The Group’s investment in its joint venture is accounted for using the equity method.

Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of the joint venture since the acquisition date.

The statement of profit or loss reflects the Group’s share of the results of operations of the joint venture. Any change in other comprehensive income (“OCI”) of those investees is presented as part of the Group’s OCI.

In addition, when there has been a change recognised directly in the equity of the joint venture, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

The aggregate of the Group’s share of profit or loss of a joint venture is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognises the loss within ‘Share of profit of a joint venture’ in the statement of profit or loss.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

F-9

Functional currency

Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Group companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognised in profit or loss and presented within finance costs.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into Euro at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Euro at the exchange rates at the dates of the transactions. Foreign currency differences are recognised in OCI and accumulated in the translation reserve, except to the extent that the translation difference is allocated to NCI.

When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Going concern

In adopting the going-concern basis in preparing the consolidated financial statements, the Directors have considered the Group’s cash on hand, its future cash generation projections, and plans, together with factors likely to affect its future performance, as well as the Group’s principal risks and uncertainties.

1. Financing rounds during period

During January and March of this year, the Company successfully closed a number of financing rounds include two private placements of senior convertible notes for a total principle amount of $2.6 million, sold for a total of $2.1 million in cash. Together, both raises allowed the investors to purchase, together with warrants, an aggregate of 5,156,4371 Class A ordinary shares. Concurrently with the January raise, the Company entered into an Equity Line of Credit Agreement (the “ELOC”) with the Investors. This agreement allows the Investors, at the Company’s discretion, and subject to specified conditions and continued exchange listing, to purchase up to US$25 million of newly issued Class A shares. In consideration for this commitment, the Company issued 486,117 Commitment Shares at inception. The Company has not drawn down any funds under this facility to date.

On 16 May 2025, Parent launched an at-the-market (“ATM”) equity program with H.C. Wainwright, enabling the sale of shares into the market up to a stated capacity of approximately US$2,064,262. By 22 July 2025, Parent sold 7,380,985 (210,894 in post-split terms) Class A Ordinary Shares for net proceeds of $1.99 million and paid $0.06 million in commissions to agents as part of these trades. This amount represented the maximum shelf capacity of the Company, requiring the filing of a prospectus supplement to increase the baby shelf capacity.

[1]	Unless otherwise stated, all references to shares in this document reflect the pre-stock split amounts and have not been adjusted for the 1-for-35 split.

F-10

The Company had raised proceeds through the use of the ATM programme in previous years. During 2023, the Parent sold 1,103,368 Class A Ordinary Shares for net proceeds of $3.3 million and paid $0.1 million in commissions to agents as part of these trades. During the year ended December 31, 2024, the Parent sold 2,345,452 Class A Ordinary Shares for net proceeds of $6.4 million and paid $0.2 million in commissions to agents as part of these trades.

On 22 July 2025, US$2,277,925 of the outstanding principal under the January and March 2025 senior convertible notes, was converted into 492,714 Class A shares (in post-split terms) at a conversion price of US$4.65 per share. The final 53,000 (post-split) shares relating to these raises has not been converted at the date of this report. That same day, the Company entered into a US$4.3 million private placement comprising shares, pre-funded warrants, and additional warrants, with proceeds contractually earmarked to repay the January and March 2025 notes in full, and any surplus for working capital.

On 28 July 2025, the Company increased the maximum aggregate offering capacity under its ATM program to approximately US$4.184 million, excluding US$2.064 million in sales completed over the prior 12 months.

On 5 August 2025, the Macquarie Group, the holder of May 2024-issued convertible notes and warrants, had fully converted all remaining securities issued under that transaction. This event formally closed out Macquarie’s position, eliminating the associated debt and derivative warrant overhang from the Company’s capital structure.

2. Nasdaq Compliance

On 31 January 2025, the Company transferred its listing to the Nasdaq Capital Market and received an additional 180-day period to cure the US$1.00 minimum bid requirement. On 25 June 2025, shareholders approved all AGM proposals, including authority for a reverse share split and an increase in authorised share capital to support compliance with Nasdaq listing standards.

On 10 July 2025, the Company announced a 1-for-35 reverse share split of its Class A ordinary shares, effective 14 July 2025. Following the split, approximately 783,376 shares were outstanding, subject to rounding, and the nominal value per share was adjusted to US$0.0035.

On 5 August 2025, Nasdaq confirmed that the Company had regained compliance with both Rule 5620(a), relating to annual meetings of shareholders, and Rule 5550(a)(2), relating to the minimum bid price requirement. This confirmation restored the Company’s full listing status on the Nasdaq Capital Market.

3. Acquisition Plans

On 9 April 2025, the Company signed a non-binding LOI - subsequently formalized into heads of terms - to acquire a profitable, cash-generative UK fuel distribution business for approximately £50 million. For the financial year ended April 2025, the Target reported approximately £42 million in revenue and £6.8 million in net income, evidencing strong earnings and operating cash-generation capacity. The proposed transaction remains subject to due diligence, definitive documentation, and regulatory approvals.

On 5 August 2025, the Company executed a Stock Purchase Agreement to acquire two million shares of Quality Industrial Corp. (QIND) for US$40,000, bringing Fusion Fuel´s share ownership of the company to over 50% of the maximum authorised shares at QIND and ensuring continued majority ownership going forward. This purchase strengthens the Group’s position as the majority owner of QIND, securing long-term control and reinforcing its strategy of growth through targeted acquisitions.

On 11 August 2025, the Company announced a non-binding letter of intent to form a joint venture (“JV”) in South Africa in specialised fuels (anticipated 51% interest; staged investment of approximately €0.5 million), subject to definitive agreements and customary approvals. Revenues of the JV are projected to be approximately €0.6 million in the first year.

4. Operational Updates

On 17 February 2025, the Company incorporated Bright Hydrogen Solutions Limited (“BrightHy”) in Ireland as a wholly-owned subsidiary to serve as the platform for a new hydrogen solutions business, providing engineering, advisory, equipment sourcing, and project oversight services.

F-11

On 29 May 2025, BrightHy announced a strategic agency agreement with Sungrow Hydrogen, appointing BrightHy as Sungrow’s agent for electrolyser technologies in Iberia. The release noted that BrightHy and Sungrow were already collaborating on new hydrogen projects in the region, signalling early commercial pipeline activity.

On 22 May 2025, the Company reported that Al Shola Gas, its majority-owned UAE subsidiary, had secured approximately US$2.7 million in engineering/design/supply/installation/maintenance contracts since March 2025, and had added more than 1,800 residential service contracts and two commercial service contracts, representing about US$0.9 million in estimated annual recurring revenue.

On 30 June 2025, the Company disclosed that Al Shola Gas had secured a further US$1.2 million in June engineering and utility projects, extending the strong order momentum of prior months.

On 17 July 2025, BrightHy entered into an agency agreement with Houpu Global Clean Energy, appointing it as Houpu’s authorized agent for hydrogen refuelling and related equipment in Iberia and Latin America, thereby broadening BrightHy’s technology portfolio and geographic reach.

On 22 July 2025, the Company announced that BrightHy had signed a non-binding term sheet for a strategic partnership providing up to €30 million in funding over four years for mid-scale hydrogen infrastructure projects. The structure contemplates the use of special purpose vehicles (SPVs) majority-owned by the funding partner to own the projects, with BrightHy delivering solutions. The term sheet is subject to negotiation of definitive agreements and customary closing conditions.

On 25 July 2025, Al Shola Gas reported approximately US$517,000 of new Dubai LPG projects, including a US$241,000 high-rise and a US$232,000 mixed-use development.

On 2 September 2025, the Company announced that its subsidiary, Bright Hydrogen Solutions Ltd has been selected to advance to final contract negotiations as part of two tender processes to develop two new green hydrogen projects of a total of 2.6 MW in southern Europe.

Going concern conclusion

Following the insolvency of Fusion Fuel Portugal in late 2024, the Group has restructured its operating base and now has two independently run operating subsidiaries. These are Al Shola Gas, acquired through the controlling stake in QIND, and BrightHy, incorporated in February 2025. This restructuring has replaced a loss-making operating entity with businesses that are intended to generate positive operating contributions. Al-Shola Gas, established in 1980, has a long track record of profitability and has announced additional contracts during the period with expected increases in sales of approximately US$3.5 million for fiscal 2025. BrightHy is designed as a lean, project-based hydrogen infrastructure and advisory business, using specialist resources on a per-project basis and outsourcing administrative functions to maintain flexibility and cost efficiency as it scales.

The Group has also signed a non-binding letter of intent and subsequent heads of terms to acquire a profit-generating UK-based fuel distribution company with an EBITDA of approx. £7m, which, if completed, would further enhance earnings and operational diversification. In addition, BrightHy has secured strategic agency agreements with Sungrow Hydrogen and Houpu Global Clean Energy, and entered into a non-binding term sheet for a €30 million funding commitment to support hydrogen infrastructure projects. Furthermore, it is expected that the South African JV will be profit and cash generating within its first year of operations. As part of the terms of this agreement, Fusion Fuel will earn 51% of any positive net cash position, each period.

While these developments represent meaningful progress, the Group continues to expect net losses for the next 6–12 months and remains highly dependent on its ability to secure additional funding through debt or equity to execute its plans. There is no assurance that the subsidiaries, particularly BrightHy given its early stage, will meet their business objectives. The Group’s financial condition and ability to execute its strategy could be adversely affected if it is unable to access its at-the-market facility, equity line of credit, complete additional tranches under existing financing arrangements, or raise capital on acceptable terms. Failure to secure sufficient financing may require delaying, scaling back, or discontinuing certain strategic initiatives, which could materially impact business prospects.

F-12

Based on current operating and financial plans, management believes it has potential access to sufficient resources to fund operations, taking into account available cash, anticipated subsidiary inflows, committed financing facilities, prospective acquisitions, and the ability to adjust its plans if required. Nevertheless, in accordance with the requirements of IAS 1, the Directors acknowledge that current conditions and the Group’s dependence on future financing indicate the existence of a material uncertainty, which may cast significant doubt on the Group’s ability to continue as a going concern.

Accordingly, the Directors have adopted the going concern basis in preparing the unaudited condensed consolidated financial statements, which assumes the Group will continue to operate and meet its obligations in the ordinary course of business, and do not include adjustments that might result from the outcome of this uncertainty.

New standards or amendments

There were no new standards effective for the period commencing 1 January 2024 that had a material impact on the Group. A number of new standards, amendments to standards and interpretations are not yet effective for the period and have not yet been applied in preparing the consolidated financial statements. The Group is in the process of assessing the impact on the financial statements of these new standards and amendments. Management currently expects no material impact on the Group’s financial statements on adoption of these amendments.

Significant accounting policies

There have been a number of additions to the Group’s significant accounting policies, as compared to the significant accounting policies described in the Form 20-F for the fiscal year ended December 31, 2023. Additions relate to convertible instruments and embedded derivative liabilities in relation to the Convertible Notes and associated warrants, deconsolidation of subsidiaries in relation to the insolvency proceedings, business combinations in relation to the Quality acquisition, and disposal of Joint ventures with reference to the sale of Group´s interest in P2X Spain Sociedad Ltd. Other additions to the Group’s accounting policies relate to the accounting policies of the newly acquired subsidiary and are not considered changes in accounting policies, but rather the incorporation of existing policies already applied by the subsidiary.

Derivative financial instruments

The Group accounts for derivative liabilities by assessing whether the instrument contains separable embedded derivatives, and classifying each component accordingly. In cases where the Group issues convertible promissory notes, these are assessed to determine whether they contain both a host debt contract and one or more embedded derivatives. The Group separates any embedded derivatives that are not closely related to the host contract and accounts for them at fair value through profit or loss (“FVTPL”).

Where the conversion feature of a convertible note is denominated in a currency other than the entity’s functional currency, or includes anti-dilution clauses such as down-round protections, the ‘fixed-for-fixed’ criterion is assessed to have been met and the feature is classified as a derivative liability. The Group treats all such embedded derivatives - including conversion features, down-round adjustments, trading price redemptions, and change of control options - as a single compound derivative, measured at fair value through profit or loss at each reporting period.

The host debt contract is initially recognised at the residual amount after deducting the fair value of the compound embedded derivative and is measured at amortised cost using the effective interest rate method.

Where the Group issues warrants for no extra consideration alongside convertible instruments, these are treated as standalone derivative liabilities. The Group determines their classification based on IFRS 9 and IAS 32. If the warrants fail the fixed-for-fixed equity criterion due to foreign currency conversion or anti-dilution terms, they are measured at fair value through profit or loss.

Transaction costs directly attributable to the issuance of the hybrid instrument are allocated between the host liability and the derivative liability based on their initial relative fair values. Costs attributable to the host are deducted from the carrying amount and amortised over its life; costs related to the derivative are expensed immediately.

F-13

The Group recognises subsequent conversions of convertible notes by transferring the carrying amount of both the host liability (measured at amortised cost to the date of conversion) and the derivative liability (remeasured to fair value at that date) to equity with no gain or loss recognised.

Upon exercise of warrants, the derivative liability is derecognised and the proceeds are recognised in equity, allocated between share capital and share premium.

Compound Financial Instruments

Compound financial instruments issued by the Group comprise convertible loan notes that can be converted into equity at the option of the holder. The liability component is initially measured at fair value and subsequently measured at amortised cost using the effective interest method. The equity component is the residual amount of the instrument after deducting the fair value of the liability component and is recognised in a separate reserve within equity. Transaction costs are allocated between the liability and equity components proportionately.

Warrants Issued in Exchange for Services

The Group may also issue warrants to service providers as consideration for goods or services received. Where these warrants are granted with a fixed exercise price for a fixed number of shares, and no cash settlement alternatives exist, they are classified as equity instruments. The fair value of the services received (or, if not reliably measurable, the fair value of the warrants) is recognised as an expense in profit or loss over the period in which the services are provided, with a corresponding credit to a warrant reserve within equity. These instruments are not subsequently remeasured.

Disposal of Investments in Joint Ventures

When the Group loses joint control over an arrangement that was previously classified as a joint venture, the investment is derecognised, in full, from the consolidated statement of financial position. The resulting gain or loss on disposal is calculated as the difference between the fair value of consideration received (including any contingent consideration) and the carrying amount of the joint venture at the date control or joint control ceases.

Where the consideration received equals the carrying amount of the joint venture interest disposed, no gain or loss is recognised.

If the arrangement includes elements of contingent consideration, the Group evaluates whether the conditions for recognition as a financial asset under IFRS 9 or a contract asset under IFRS 15 are met. Where the receipt of contingent amounts is considered highly uncertain, no asset is recognised until the recognition criteria are satisfied. Such contingent amounts are monitored and reassessed at each reporting date.

Where the sale agreement includes a mutual release of obligations between the Group and the joint venture counterparty, any outstanding receivables or payables are derecognised, and a corresponding expense or gain is recognised in profit or loss, depending on the balance of net amounts written off.

Loss of Control and Deconsolidation of Subsidiaries

The Group ceases to consolidate a subsidiary from the date on which control is lost. When control is lost, the Group:

■	Derecognises the assets and liabilities of the former subsidiary from the consolidated statement of financial position, including any associated goodwill;
■	Derecognises any non-controlling interest related to the former subsidiary;
■	Recognises the fair value of any consideration received and of any retained investment at the date control is lost;
■	Reclassifies to profit or loss, or transfers to retained earnings, any amounts previously recognised in other comprehensive income in relation to the subsidiary;
■	Recognises any resulting difference between the net assets derecognised and the fair value of consideration received and retained interest as a gain or loss in profit or loss, attributable to the former controlling interest.

F-14

Where no consideration is received and no investment is retained the gain or loss on deconsolidation is calculated based solely on the carrying amount of net assets and liabilities of the subsidiary at the date of loss of control.

Revenue

Revenue is measured based on the consideration specified in a contract with a customer, and is recognised when control of goods or services is transferred to the customer, in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

The Group applies the following five-step model to all revenue-generating contracts:

■	Identify the contract with a customer;
■	Identify the performance obligations in the contract;
■	Determine the transaction price;
■	Allocate the transaction price to the performance obligations; and
■	Recognise revenue when (or as) the performance obligation is satisfied.

Current revenue-generating subsidiary (Al Shola Gas)

The Group currently derives revenue exclusively through Al Shola Gas, which provides comprehensive solutions for the liquefied petroleum gas (LPG) industry. Revenue is generated from the supply, installation, and maintenance of LPG systems, as well as transportation and delivery of LPG in both bulk and cylinder formats. Revenue is recognised when control of goods or services is transferred to the customer, typically upon delivery or completion of installation, depending on the contract terms. The subsidiary applies a revenue recognition policy materially consistent with IFRS 15, and therefore no significant adjustments were required on consolidation.

Former subsidiary deconsolidated during the year

During the year, the Group lost control of a former subsidiary following the commencement of insolvency proceedings, and the entity was deconsolidated during the period. Although this subsidiary was consolidated for part of the year, no revenue from its operations remains recognised in the Group’s consolidated financial statements, as previously recorded amounts were subsequently reversed due to non-fulfilment of contractual obligations.

Government grants

The Group recognises government grants when there is reasonable assurance that the Group will comply with the relevant conditions and the grant will be received. Government grants related to assets are deducted from the cost of the asset using the net presentation approach. The grant is recognised in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

Grants that compensate the Group for expenses incurred are recognised in profit or loss on a systematic basis in the periods in which the expenses are recognised, unless the conditions for receiving the grant are met after the related expenses have been recognised. In this case, the grant is recognised when it becomes receivable.

Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

F-15

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;
●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable under a residual value guarantee; and
●	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘trade and other payables’ in the statement of financial position.

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Sale-and-leaseback transactions

The Group derecognises the asset from the statement of financial position with any gain or loss relating to the rights transferred as part of the sale recognised as other income. The leaseback shall be classified as either an operating lease or a finance lease. If the leaseback is classified as an operating lease, the asset shall be recognised in the statement of financial position and depreciated over its useful life. If the leaseback is classified as a finance lease, the asset shall remain derecognised and recognised as a right-of-use asset, and a liability shall be recognised for the present value of lease payments.

F-16

Inventories

During the year, the Group updated its inventory accounting policy to reflect the acquisition of a new subsidiary, which uses the first-in, first-out (FIFO) method. As the Group’s only inventory now exists within this entity, the FIFO method is applied across the Group. This update does not represent a change in accounting policy as defined by IAS 8 but rather a revision to reflect current Group operations.

Inventories are stated at the lower of cost and net realizable value. Cost comprises of direct materials and the cost of bringing the components to their present condition. Cost is determined using the first-in, first-out (FIFO) method, which reflects the actual method applied by the Group’s operating subsidiary. Net realisable value is calculated as the estimated selling price arising in the ordinary course of business, net of estimated selling costs.

Segment information

Following the deconsolidation of its former operating subsidiary during the year, Fusion Fuel now operates as a single reportable segment. The Group’s operations are conducted exclusively through its indirect subsidiary, Al Shola Al Modea Gas Distribution LLC, which provides comprehensive solutions in the liquefied petroleum gas (LPG) industry. The Chief Operating Decision Maker (CODM) reviews the Group’s financial performance and allocates resources on a consolidated basis, without reference to distinct business lines or geographic divisions. As such, the Group is considered to operate in a single business segment in accordance with IFRS 8.

Research and development expenditure

Research costs are expensed as incurred. Development costs are capitalised when the criteria under IAS 38 are met, including the technical and commercial feasibility of the asset, the intention and ability to complete it, and the likelihood of generating future economic benefits. Capitalised development expenditure is measured at cost less accumulated amortisation and impairment losses.

As at the reporting date, the Group had no material ongoing research and development activities.

Trade and other payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost.

Provisions

Onerous contracts

A provision for an onerous contract is recognised when it becomes probable that the total contract costs will exceed total contract revenue. Before a provision for onerous contracts is recorded, the related assets under construction are measured at their net realisable value and written-off if necessary. Onerous contracts are identified by monitoring the progress of the contract together with the underlying programme status. An estimate of the related contract costs is made, which requires significant and complex assumptions, judgements and estimates related to achieving certain performance standards.

Warranties

A provision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against their associated probabilities.

Current taxation

The current taxation charge is calculated at the amount expected to be recovered from or paid to the taxation authorities on the basis of the tax laws enacted or substantively enacted at the reporting date.

Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred income tax is determined using tax rates that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax losses can be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

F-17

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Class A ordinary shares are classified as equity instruments. Incremental costs directly attributable to the issue of new ordinary shares are shown in equity as a deduction from equity, net of tax effects.

Derivative liabilities – warrants

Derivatives are initially recognised at their fair value on the date the derivative contract is entered into and transaction costs are expensed to profit or loss. The Company’s warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognised in profit or loss.

As the exercise price of the Company’s share purchase warrants is fixed in US dollars and the functional currency of the Company is the Euro, these warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability. The fair value is determined using market price of the warrants on the Nasdaq exchange.

When a warrant is exercised, the derivative liability is then reclassified to share premium.

Business combinations

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of the business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognised in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

The Group determines the acquirer based on the criteria outlined in IFRS 3, including an assessment of governance structure, board composition, and relative ownership interests.

The Group accounts for non-controlling interests (NCI) in accordance with IFRS 3.19, and elects, on a transaction-by-transaction basis, to measure NCI either at fair value (full goodwill method) or at the proportionate share of the acquiree’s identifiable net assets (partial goodwill method).

In accordance with IFRS 3.45, the Group may revise the initial accounting for a business combination within the measurement period, which does not exceed 12 months from the acquisition date. During this period, provisional amounts may be adjusted retrospectively if new information becomes available regarding facts and circumstances that existed at the acquisition date.

Where necessary, the Group adjusts the acquiree’s accounting policies to align with those of the Group in accordance with IFRS 10.19 and IFRS 10.22, including for differences arising between local GAAP and IFRS.

F-18

Share-based payment arrangements

The grant-date fair value of equity-settled share-based payments arrangements granted to employees and non-employees is generally recognised as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognised as an expense is adjusted to reflect the numbers of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes. For share-based payment awards that vest at the discretion of the board of directors, the fair value is determined at the reporting date until such time that there is a shared understanding of the vesting period.

Post-employment benefits – End-of-service indemnity

The Group recognises a liability for end-of-service benefits payable to employees of its UAE-based subsidiary, Al Shola Gas. These benefits are classified as unfunded post-employment defined benefit obligations and are accrued in accordance with UAE labour law.

The end-of-service benefit is calculated based on an employee’s final salary and length of service at the reporting date. The obligation is recognised in the consolidated statement of financial position and measured using the projected unit credit method, without discounting, as the impact of the time value of money was determined to be immaterial.

No actuarial valuation has been performed as at 31 December 2024 due to the nature of the obligation and the size of the employee population; however, management estimates the liability based on historical and contractual entitlements.

Financial instruments

Recognition and initial measurement

Receivables are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus transaction costs that are directly attributable to its acquisition or issue.

Financial assets at fair value through profit or loss (FVTPL)

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at: amortised cost; Fair Value through Other Comprehensive Income (“FVOCI”) – debt investment; FVOCI – equity investment; or FVTPL.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

Derecognition

Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

F-19

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled, or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred, or liabilities assumed) is recognized in profit or loss.

Deposits and Advances

Deposits and advances represent payments made in advance to suppliers, contractors, and service providers in the ordinary course of business. These primarily relate to procurement of materials and services for the design, supply, and installation of central gas distribution and monitoring systems carried out by the Group’s UAE-based subsidiary. Such advances include, but are not limited to:

■	Refundable project security deposits,

■	Lease and utility deposits,

■	Prepayments to subcontractors and vendors for project-related activities.

These amounts are recognised at their nominal value and are not discounted as the impact of the time value of money is considered immaterial. Deposits that are expected to be utilised or refunded within 12 months of the reporting date are classified as current assets, while those recoverable beyond 12 months are classified as non-current assets.

At the reporting date, there are no indicators of impairment, and management considers all amounts to be fully recoverable.

Prepayments and other receivables

Prepayments and other receivables are recognised initially at fair value and then carried at amortised cost less allowance for impairment. The Group applies the IFRS 9 Financial Instruments simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for other receivables.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand, and short-term deposits with a maturity of three months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Property, plant, and equipment

Property, plant, and equipment is included at cost less accumulated depreciation and/or accumulated impairment losses. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is provided using the straight-line method to write off cost to residual value over the estimated useful life of the individual asset. Important components of property, plant and equipment that maintain different useful lives are considered separately. Land is not depreciated and assets categorised as being under construction are not depreciated until such time that they are in use. The following rates per annum are used:

Plant and machinery	3-10 years
Hydrogen production plant – internal	8-20 years
Office and other equipment	3-10 years
Leases	Lease term

F-20

The useful lives disclosed represent the range of depreciation periods applied across the Group. Actual asset lives used by individual subsidiaries fall within this range and reflect the nature and expected use of the respective assets.

The hydrogen production plant, which had previously been included in property, plant and equipment was derecognised during the year following the deconsolidation of the subsidiary that owned the asset. As at 31 December 2024, this asset is no longer included in the Group’s consolidated statement of financial position.

The carrying values of property, plant and equipment are reviewed for indicators of impairment at each reporting date or when events or changes in circumstances indicate the carrying value may not be recoverable (whichever is the earlier). If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash - generating units are written down to their recoverable amount.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Intangible assets acquired in a business combination are measured on initial recognition at their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortisation and/or any accumulated impairment losses.

Product development costs are not amortised until such time that they are in use after which it is expected they will be amortised over their estimated useful lives (three to five years). Amortisation is provided using the straight-line method to write off cost to residual value over the estimated useful life of the individual asset. The following rates per annum are used:

Software	3 years
Completed development technology	3 years
Intellectual property	Indefinite useful life

Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is reflected in the income statement in the year in which the expenditure is incurred.

Expenditure on research activities is recognised in profit or loss as incurred.

Development expenditure is capitalised only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognised in the profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortisation and any accumulated impairment losses, unless the product development costs are still being used in product development in which case it is considered indefinite useful life.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.

Impairment arises if the recoverable amount of the intangible asset is lower than its carrying value under IFRS. Recoverable amount is the higher of an asset’s value in use or its estimated realisable value less costs to sell.

If the carrying amount of an intangible asset exceeds its recoverable amount, an impairment loss is recognised in an amount equal to that excess.

As at 31 December 2024, the Group holds no separately recognised intangible assets. However, during the year, the Group recognised provisional goodwill in relation to its acquisition of Quality Industrial Corp., a Nevada Corporation. The goodwill determined at the acquisition represents the excess of the consideration transferred over the preliminary fair value of the identifiable net assets acquired.

The Group has a measurement period of up to 12 months from the acquisition date to finalise a purchase price allocation exercise, including the identification and valuation of any separately identifiable intangible assets within the newly acquired entity. The allocation of goodwill may therefore change as part of this finalisation.

F-21

Accounting for assets held for sale

Assets are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on re-measurement are recognized in the income statement. Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity accounted investee is no longer equity accounted.

  3. Significant accounting judgements, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, income taxes, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. These include but are not limited to:

Impairment of property, plant, and equipment

In the case of there being a trigger for a review of impairment, the Group performs a review on the carrying amounts of its property, plant, and equipment to determine whether there is any indication of impairment at the reporting date. The Group particularly tests the net recoverable amounts of its internally generated assets to ensure that the costs of their production have not over-run their operational or commercial value.

During 2023, the Group recognised total impairment charges of €6.3 million relating to certain property, plant, and equipment assets, including assets deemed unlikely to be used as intended and one energy production plant reclassified as held for sale. Impairment assessments were based on value-in-use calculations and fair value estimates, incorporating management’s assumptions regarding future cash flows and market conditions. All such assets were deconsolidated as a result of the insolvency proceedings.

  4. Revenue

During the period ended 30 June 2025, the Group recognised revenue exclusively from QIND through its subsidiary Al Shola Gas. The revenue reflects activities carried out in the LPG sector.

The prior period 30 June 2024 relates to the operations of the now deconsolidated entity, Fusion Fuel Portugal. There was no revenue generated during this period before insolvency.

	For the 6 month period ended June 30, 2025	For the 6 month period ended June 30, 2024
	€’000	€’000
LPG-related services (QIND / Al Shola Gas)	6,931	-
Hydrogen technology (deconsolidated entity)	-	-
Total	6,931	-

5. Cost of sales

Cost of sales for the period ended 30 June 2025 reflects expenses directly attributable to revenue-generating activities from Al Shola Gas.

For the period ended 30 June 2024, cost of sales related entirely to Fusion Fuel Portugal. As such, figures recorded in 2025 and the prior year are not considered comparable.

	For the 6 month period ended June 30, 2025	For the 6 month period ended June 30, 2024
	€’000	€’000
LPG-related services (QIND / Al Shola Gas)	4,864
Hydrogen technology (deconsolidated entity)	-	(197)
Total	4,864	(197)

F-22

6. Administration expenses

Administration expenses for the period ended 30 June 2025 reflects expenses are split approximately 50:50 between QIND and the remaining entities in the group and relate to direct operating costs of Al Shola Gas, as well as professional fees and salaries of the Group.

For the period ended 30 June 2024, administration expenses related entirely to Fusion Fuel Portugal. As such, figures recorded in 2025 and the prior year are not considered comparable.

	For the 6 month period ended June 30, 2025	For the 6 month period ended June 30, 2024
	€’000	€’000
Wages and salaries	2,363	3,677
Depreciation and amortization	85	1,535
Professional fees	1,070	515
Consulting fees	-	326
Other expenses	968	962
	4,486	7,015

7. Share-based payments

2021 Equity Incentive Plan

On August 5, 2021, the Company’s Board of Directors adopted and approved the 2021 Equity Incentive Plan (the 2021 Plan), which authorized the Company to grant up to 1,000,000 Class A ordinary shares in the form of incentive share options, non-qualified share options, share appreciation rights, restricted awards, performance share awards, cash awards and other share awards. The types of share-based awards, including the rights amount, terms, and exercisability provisions of grants are determined by the Company’s Board of Directors.

Restricted Share Units (RSUs)

The Company did not grant RSU’s to employees, directors or consultants during the six -month period ended JUNE 30, 2025 (2023: 68,273). The table below shows the number of RSUs granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the RSUs granted:

	Number of RSUs	Weighted average grant date fair value per share
RSUs outstanding December 31, 2023	59,282	-
Granted during the year	30,000	-
Vested during the year	(78,296)	$8.86
Forfeited during the year	(1,438)	$9.37
RSUs outstanding December 31, 2024	9,548	$9.52
Granted	-
Vested	(5,947)	$5.69
Forfeited	-
RSUs outstanding June 30, 2025	3,600	$4.07

No ordinary shares were issued in connection with the RSUs that vested during the six-month period ended June 30, 2025 and the year ended December 31, 2024.

The fair value of the RSUs is determined on the date of grant based on the market price of the Company’s ordinary shares on that date. The fair value of RSUs is expensed rateably over the vesting period, which is generally three years for employees and consultants. The total expense recognized related to the RSUs was €0.005 million for the period ended June 30, 2025 (2024: €0.07 million). Total unamortized compensation expense related to the RSUs was €0.003 million as of June 30, 2025, which is expected to be recognized over a remaining weighted average vesting period of 0.3 years as of June 30, 2025.

F-23

Share options

On January 3, 2022, the Company announced that under the 2021 Plan, its Board of Directors (“the Board”) approved an award of options for five of its senior managers. With regard to each senior manager, the award comprises three elements:

●	A grant of an option to purchase 200,000 Class A ordinary shares having an exercise price of $10.50 per share to vest over a three-year period.
●	A grant of an option to purchase an additional 200,000 Class A ordinary shares having an exercise price of $10.50 per share to vest once Parent’s share price closed at or above $18.00 during twenty trading days out of any thirty consecutive trading day period.
●	Eligibility to receive an option to purchase up to an additional 50,000 Class A ordinary shares having an exercise price equal to the average last sales price of the Class A ordinary shares over the five (5) consecutive trading day period ending on the date of grant, but in no event to be lower than $10.50 per share, for each of calendar years since the 2021 Plan, each to be granted based on individual performance at the discretion of the Compensation Committee of the board of directors.

All options granted will expire on December 31, 2028.

The Company granted 597,826 options to directors during the six-month period ended June 30, 2025 (2024: 474,684).

The fair value of the options granted during the six-month period ended June 30, 2025 were estimated using the Black-Scholes option-pricing model. The inputs for the Black-Scholes model require management’s significant assumptions. The risk-free interest rate was based on a normalized estimate of the 7-year U.S. treasury yield. Expected share volatility has been based on historical volatility information of reasonably comparable guideline public companies and itself. The Company expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. Expected dividend yield is based on the fact that the Company has never paid cash dividends and its future ability to pay cash dividends on its shares may be limited by the terms of any future debt or preferred securities. The Company has elected to account for forfeitures as they occur.

The range of assumptions that the Company used to determine the grant date fair value of director options granted were as follows:

Directors
Volatility	155.63%
Expected term in years	7
Dividend rate	0.0%
Risk-free interest rate	4.5%
Hurdle price	-
Exercise price	$0.51
Share price	$0.71
Fair value of option on grant date	$0.69

The table below shows the number of options granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the options granted:

	Number of options	Weighted average Grant date fair value per share
Options outstanding December 31, 2023	800,000	$6.14
Granted during the year	474,684	$0.87
Vested during the year	(653,107)	$2.48
Forfeited during the year	(21,577)	$0.87
Options outstanding December 31, 2024	600,000	$6.14
Granted during the period	597,826	$0.69
Vested during the period	(298,913)	$0.69
Forfeited during the period	-	-
Options outstanding June 30, 2025	898,913	$4.33

There were 898,913 unvested employee and director options outstanding as of June 30, 2025. Total expense recognized related to the director share options was €0.43 million for the period ended June 30, 2025. Total unamortized compensation expense related to employee and director share options was €1.8 million as of June 30, 2025, expected to be recognized over a remaining weighted average vesting period of 1.6 years as of June 30, 2025.

Incentive shares

As part of their compensation package, the non-executive directors that were appointed in December 2020 were granted 5,000 shares for each year of service to the Company.

	Number of shares	Weighted average Grant date fair value per share
Incentive shares outstanding December 31, 2023	5,000	$23.00
Granted	-	-
Vested	-	-
Forfeited	-	-
Incentive shares outstanding December 31, 2024	5,000	$23.00
Granted	-	-
Vested	-	-
Forfeited	-	-
Incentive shares outstanding June 30, 2025	5,000	$23.00

The above shares vest at the discretion of the board of directors. No incentive shares were granted in the six-months period ended June 30, 2025. The total expense for these shares recognised in the six-month period ended June 30, 2025 was €-0.002 million (2024: €0.06).

As of June 30, 2025, there was no unrecognised share-based payment expense related to the incentive shares. The shares have been recorded at their fair value at June 30, 2025.

Reconciliation to statement of profit or loss – for the six months ended June 30

	2025	2024
	€’000	€’000
RSUs	5	75
Incentive shares	(2)	6
Options	434	964
Share-based payment expense/ (credit)	438	1,045

8. Taxation

The Group generated tax losses during the six-month periods ended June 30, 2025 and 2024. The current tax expense booked for the six-month period ended June 30, 2025 is €0.08 million (2024: €0.03 million). The Group recognised a deferred tax expense of €nil for each period.

During the six-month periods ended June 30, 2025 and 2023, the Group’s Dubai operations were subject to a statutory tax rate of 21%. In Ireland, the headline corporate income tax rate for trading companies is 12.5%, with a rate of 25% applicable to other non-trading sources.

F-24

9. Property, plant and equipment

	Assets under construction	Plant & Machinery	Office and other equipment	Right of use assets	Total
2025
At January 1, 2025	-	1,250	8	468	1,726
Addition	14	(101)	2	186	102
Disposal	-	-	-	(213)	(213)
At June 30, 2025	14	1,149	10	441	1,615

Depreciation
At January 1, 2025	-	(1,209)	(3)	(208)	(1,421)
Charge for period	-	69	-	(86)	(17)
Disposal	-	-	-	146	146
At June 30, 2025	-	(1,141)	(3)	(148)	(1,292)

Net book values
At January 1, 2025	-	41	4	260	307
At June 30, 2025	14	9	6	293	323

	Assets under construction	Plant & Machinery	Office and other equipment	Right of use assets	Total
	€’000	€’000	€’000	€’000	€’000
2024
At January 1, 2024	14,726	5,846	422	11,984	32,978
Revaluation	-	-	-	455	455
Addition	-	1,261	5	284	1,549
Disposal	-	-	-	(28)	(28)
Derecognition of PPE	(14,726)	(5,856)	(420)	(12,226)	(33,228)
At December 31, 2024	0	1,250	8	468	1,726

Depreciation
At January 1, 2024	(3,317)	(2,985)	(185)	(1,715)	(8,202)
Charge for year	-	(1,887)	(96)	(919)	(2,902)
Derecognition of PPE	3,317	3,663	278	2,426	9,683
At December 31, 2024	-	(1,209)	(3)	(208)	(1,421)

Net book values
At January 1, 2024	11,409	2,861	237	10,269	24,776
At December 31, 2024	-	41	4	260	307

Depreciation expense on property and equipment was €0.08 million and €0.97 million for the six-month periods ended June 30, 2025 and 2024, respectively. This year’s deprecation relates to one Right of Use asset (Irish office lease) whereas in the comparative period it relates to the deconsolidated entity so is not comparable.

During the six-month period ended June 30, 2025, the Company moved offices resulting in a derecognition and addition of a new right of use asset under the Irish entity.

10. Goodwill

Goodwill of €18.99 million relates to the goodwill recognised on consolidation of QIND after the acquisition during 2024. It represents the excess of the consideration transferred, together with the amount of any non-controlling interest, over the fair value of the identifiable net liabilities acquired as at the acquisition date.

Under IFRS the Group is required to finalise a purchase price allocation (“PPA”) within 12 months of the acquisition date. As such, the amount of goodwill recognised is considered provisional and may be adjusted once the valuation of identifiable assets and liabilities has been completed.

F-25

11. Related party receivables

As of June 30, 2025, and December 31, 2024, the Company had amounts due from Ilustrato Pictures International, Inc. (“ILUS”), a former majority shareholder of QIND, of $1,993,525 and $1,979,772, respectively. Of the June 30, 2025 balance, $493,525 relates to an intercompany loan agreement executed on June 15, 2022, which provides for unsecured cash advances of up to $100,000, with a maximum borrowing capacity of $1,000,000. The loan bears simple interest at 1% per annum, matures upon termination of the agreement, and is automatically renewable on a one-year basis unless terminated. The remaining $1,500,000 represents a receivable under an asset purchase agreement dated June 21, 2024, pursuant to which ILUS agreed to reimburse the Company for its $1,500,000 investment in Quality International that was subsequently cancelled and not returned.

As of June 30, 2025, Al Shola Al Modea Gas LLC, the Company’s majority-owned subsidiary, had an outstanding balance of $136,316 with its sister company, Al Shola Al Modea Safety and Security LLC. While both entities operate independently, certain customers remit payments for goods or services to only one entity, and such transactions are recorded as related party transactions and reconciled monthly.

As of June 30, 2025, the QIND also had receivables of $66,816 related to bonus prepayments to board members. No such receivables were outstanding as of December 31, 2024.

The euro value of the receivables at June 30, 2025 was €1.8 million.

12. Prepayments and other receivables

	2025	2024
	€’000	€’000
Prepayments	34	45
Trade receivables	3,259	2,958
VAT recoverable	-	13
Other receivables	47	48
	3,340	3,064

13. Inventory

	2025	2024
	€’000	€’000
LPG-related services (QIND / Al Shola)	800	1,130
Hydrogen technology (deconsolidated entity)	-
	800	1,130

14. Deposits, advances, and prepayments

	2025	2024
	€’000	€’000
Deposits and advances	525	509
Other prepayments	194	239
	718	748

15. Other current assets

On August 25, 2023, QIND issued to Artelliq Software Trading 6,410,971 shares of our common stock for $2,000,000 pursuant to a share purchase and buyback agreement signed on August 21, 2023. The $2,000,000 was paid to Quality International as a tranche payment of the amended purchase agreement. The value of this amount in euros at 30 June 2025 was €1.7 million.

16. Other Payables - Non-current

	2025	2024
	€’000	€’000
Payable to Shareholders of Al Shola Gas	2,867	4153
Bank Borrowings- Non - Current	76	107
Total	2,944	4260

17. Trade and other payables

	2025	2024
	€’000	€’000
Trade payables	2,448	2,838
Amounts owed to related parties	5,459	5,086
Lease liability – current	125	75
Payroll taxes	218	134
Other payables	1,882	1,000
	10,132	9,133

18. Provisions

€’000
At December 31, 2023	609
Derecognition on deconsolidation	(609)
Additions	742
At December 31, 2024	742
Additions	1,144
At June 30, 2025	1,827

19. Derivative Financial instruments

The Group’s derivative financial liabilities consist of fair value-measured instruments arising from certain financing arrangements and embedded features within convertible instruments. These liabilities are measured in accordance with IFRS 9 and classified as financial liabilities at fair value through profit or loss (FVTPL).

1. Convertible Notes and Warrants

As part of a financing arrangement, the Group issued convertible promissory notes and share purchase warrants to a group of accredited investors during the period. The features underlying the convertible notes and related warrants were classified as derivative financial liabilities and are recognised at fair value on the consolidated statement of financial position. Changes in fair value are recognised in profit or loss at each reporting date.

2. Publicly floated warrants

The functional currency of the Company is the Euro and as the exercise price of the Company’s share purchase warrants is fixed in US Dollars, these warrants are considered a liability as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these warrants are classified and accounted for as a derivative liability at fair value through profit or loss.

As of June 30, 2025 and December 31, 2024, there were 8,869,633 warrants outstanding. The warrants entitle the holder to purchase one Class A ordinary share of Parent at an exercise price of $11.50 per share. Until warrant holders acquire the Parent’s Class A ordinary shares upon exercise of such warrants, they have no rights with respect to the Parent’s Class A ordinary shares. The warrants expire on December 10, 2025, or earlier upon redemption or liquidation in accordance with their terms. The fair value of the warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW.

F-26

The fair value of the warrants as at June 30, 2025 and December 31, 2024 was €0.08 million and €0.18 million, respectively.

€’000	Convertible Notes	Private Warrants	Public warrants	Total Derivative Liabilities
Balance – December 31, 2024	445	14	177	636
Fair value movement on warrants unexercised (including exchange differences)	-	-	(101)	(101)
Fair value on initial recognition of derivative liabilities	3,933	1,870	-	5,803
(Decrease) / increase due to conversions during period	(453)	-	-	(453)
(Gain) / loss due to fair value movements during period	361	-	-	361
(Gain) / loss due to fair value movements at remeasurement	(2,669)	(1,030)	-	(3,699)
Reclassification of convertible notes on consolidation	(354)	-	-	(354)
Balance – June 30, 2025	1,263	854	76	2,193

20. Loans and borrowings

Loans and borrowings consist of a series of convertible notes held by QIND. The €1.9 million balance relates to the portion of these notes that were not reclassified into derivative liabilities or equity under IFRS on consolidation.

21. Compound equity instruments

Compound equity instruments consist of the portion of the QIND convertible loan notes, that have been bifurcated into equity components. The equity component, representing the holders’ conversion rights, is recognised in the Convertible Note Reserve within equity. At year end, the balance in this reserve was €29,081.

22. Financial instruments and risk management

The Group’s operations expose it to various financial risks that include credit risk, liquidity risk and market risk. The Group has a risk management framework in place which seeks to limit the impact of these risks on the financial performance of the Group. It is the policy of the Group to manage these risks in a non-speculative manner. These unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2023 Form 20-F. There have been no changes in the Group’s risk management policies in the period.

Accounting classifications and fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;
●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

F-27

The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers between fair value levels during the period. As at June 30, 2025, the tradeable warrants are measured at fair value using Level 1 inputs. The fair value of the tradeable warrants is measured based on quoted market prices at each reporting date. Until the Group disposed of all its positions, the short-term investments were previously measured at fair value using Level 1 inputs.

	Cash and receivables	Liabilities	Equity	Total carrying amount	Level 1	Level 2	Level 3	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
2025
Cash and cash equivalents	343			343
Trade receivables	3,259			3,259
Other receivables	47			47
Trade payables		2,448		2,448
Warrants		76		76	76			76
Amounts owed to related parties		5,459		5,459
Loans and borrowings		1,925		1,925
Other payables		1,882		1,882
Derivative liabilities		2,193		2,193		2,193		2,193
Service related warrants
Convertible note reserve			27	27		27		27
Total	3,649	13,983	27	17,659	76	2,220		2,296
2024
Cash and cash equivalents	214	-	-	214	-	-	-	-
Trade receivables	2,958	-	-	2,958	-	-	-	-
Other receivables	48	-	-	48	-	-	-	-
Trade payables	-	2,838	-	2,838	-	-	-	-
Warrants	-	177	-	177	177	-	-	177
Amounts owed to related parties	-	5,086	-	5,086	-	-	-	-
Loans and borrowings	-	2,384	-	2,384	-	-	-	-
Other payables	-	1,000	-	1,000	-	-	-	-
Derivative liabilities	-	636	-	636	-	636	-	636
Service related warrants	-	-	217	217	-	217	-	217
Convertible note reserve	-	-	29	29	-	29	-	29
Total	3,220	12,121	246	15,587	177	882	-	1,059

Prepayments and VAT have been excluded as they are not classified as a financial asset.

Employment taxes have been excluded as these are statutory liabilities.

Cash and cash equivalents including the short-term bank deposits

For cash and cash equivalents, all of which have a maturity of less than six months, the carrying value is deemed to reflect a reasonable approximation of fair value.

Other receivables and payables

For the receivables and payables with a remaining term of less than one year or on demand balances, the carrying amount less impairment allowances, where appropriate, is a reasonable approximation of fair value.

Foreign exchange risk

The Group uses the Euro as its functional currency. Foreign exchange rate risk is the risk that the fair value of Group assets or liabilities, or future expected cash flows will fluctuate because of changes in foreign currency exchange rates. While the Company’s shares are listed in US dollars, the currency of the primary operating environment of the Group is the Euro, and its exposure to the risk of changes in foreign currency would arise primarily when revenue or expense is denominated in a currency other than the Euro. The Company currently has no operations outside of the Eurozone, so the effect of the translation of foreign operations is not significant to the Group. At June 30, 2025 and December 31, 2024, the Company had USD and EUR cash balances of approximately $0.1 million (December 2024: $0.001 million), and €0.001 million (December 2024: €0.002 million) respectively. The following significant exchange rates have been applied during the period.

	Average rate		Period-end spot rate
	2025	2024	2025	2024
Euro
USD	1.1012	1.0808	1.177	1.0705

F-28

23. Loss per ordinary share

	30 June 2025	31 December 2024
Basic loss per Class A ordinary share	(0.10)	(0.47)
Diluted (loss) per Class A ordinary share	(0.10)	(0.47)
Number of ordinary shares used for loss per share (weighted average)
Basic	24,300,313	16,964,586
Diluted	24,300,313	16,964,586

Basic loss per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of Class A ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of Class A ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into Class A ordinary shares.

The diluted loss per share reflects the basic loss per share since the effects of potentially dilutive securities are anti-dilutive. For the periods included in these financial statements the Group was loss-making, therefore, the following anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding:

	30 June 2025*	31 December 2024*
Warrants	14,503,558	9,347,121
RSUs - outstanding	3,600	9,548
RSUs – vested but no ordinary shares issued	200,135	194,525
Incentive shares	5,000	5,000
Share options	2,479,213	1,935,735

*	For avoidance of doubt, all references to shares in this document reflect the pre–stock split amounts and have not been adjusted for the 1-for-35 split.

24. Subsequent events

On 10 July 2025, the Company announced a 1-for-35 reverse share split of its Class A ordinary shares, effective 14 July 2025. Following the split, approximately 783,376 Class A shares were outstanding (subject to rounding) and the nominal value per share was adjusted to US$0.0035.

On 17 July 2025, the Company’s Bright Hydrogen Solutions subsidiary entered an agency agreement with Houpu Global Clean Energy for hydrogen refuelling equipment in Iberia and Latin America; and on 22 July 2025 signed a non-binding term sheet for a prospective project-funding partnership of up to €30 million over four years, subject to definitive documentation.

On 22 July 2025, US$2,277,925 of the outstanding principal under the January and March 2025 senior convertible notes, was converted into 492,714 Class A shares (on a post share-split adjusted basis) at a conversion price of US$4.65 per share. The final 53,000 (post-split) shares relating to these raises has not been converted at the date of this report. That same day, the Company entered into a US$4.3 million private placement comprising shares, pre-funded warrants, and additional warrants, with proceeds contractually earmarked to repay the January and March 2025 notes in full, and any surplus for working capital.

On 22–23 July 2025, the Company completed a private placement raising approximately US$4.3 million in gross proceeds through the issuance of new shares and warrants. In connection with the transaction, a preliminary Form F-3 was filed to register the resale of up to 3,244,660 Class A shares (post-split adjusted basis) (including shares issuable upon exercise of the warrants).

By 22 July 2025, under the ATM facility, Parent had sold an aggregate of 7,380,985 (210,894 in post-split terms) Class A Ordinary Shares and raised net proceeds of $1.99 million ($0.06 million in commissions to agents), at which point, the Company had reached its maximum shelf capacity of sales.

F-29

On 23 July 2025, the Company announced that it has received the first payment related to its sale of its former 50% equity interest in P2X Spain Sociedad Limitada (formerly known as Fusion Fuel Spain, S.L.).

On 25 July 2025, Al Shola Gas reported approximately US$517,000 of new Dubai LPG projects, including a US$241,000 high-rise and a US$232,000 mixed-use development.

On 28 July 2025, the Company increased the stated capacity under its at-the-market equity program to approximately US$4.184 million (excluding US$2.064 million gross sales over the prior 12 months).

On 5 August 2025, Nasdaq confirmed that the Company had regained compliance with Listing Rules 5550(a)(2) (minimum bid price) and 5620(a) (annual meeting), maintaining its listing on the Nasdaq Capital Market.

On 5 August 2025, the remaining instruments from the May 2024 financing were fully converted, removing the associated debt and derivative warrant overhang.

On 5 August 2025, the Company purchased two million shares of QIND for US$40,000, increasing its shareholding and reinforcing majority control.

On 11 August 2025, the Company announced a non-binding letter of intent to form a joint venture in South Africa in specialised fuels (anticipated 51% interest; staged investment of approximately €0.5 million), subject to definitive agreements and customary approvals.

On 2 September 2025, the Company announced that its subsidiary, Bright Hydrogen Solutions Ltd has been selected to advance to final contract negotiations as part of two tender processes to develop two new green hydrogen projects of a total of 2.6 MW in southern Europe.

F-30